                                    EXHIBIT A



Notes

(1) The reporting person acquired 200,000 shares of the Issuer's Common Stock as part of the purchase price of its Electrical Tape Business on July 30, 1998 in a transaction described in the Issuer's 1998 Form 10-K filed as of March 29, 1999 (the "1999 10-K"). The Issuer's 1999 10-K describes the reporting person's holdings, but does not describe the reporting person as a 5% holder. The Issuer's Common Stock and Class A Common Stock enjoy the same rights and priorities upon liquidation or dissolution and vote together as one class on all matters except as otherwise provided by law, except each share of Common Stock held by the reporting person is entitled to 1/10 of one vote and each share of Class A Common Stock is entitled to 1 vote. Thus, the reporting person holds 2.7% of such common stock voting as a single class and 0.5% of the total voting control of the Issuer. The Issuer's Form 8A filed as of August 13, 1996 listed a single class of Common Stock while describing the designation of rights of the Class A Common Stock and the Common Stock. The Issuer's Form 8A filed as of March 16, 1998, however, lists the Class A Common Stock and the Common Stock as separate classes. The reporting party disclaims the existence of separate classes of common stock for purposes of Section 13 of the Exchange Act and disclaims beneficial ownership of more than five percent of such common stock of the Issuer.


(2) The Issuer's Common Stock and Class A Common Stock vote together as one class on all matters except as otherwise provided by law and the reporting person holds 0.5% of the total voting control of the Issuer. See Note 1.




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